FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated February 10, 2022 of Diana Shipping Inc. (the "Company") announcing that, through separate wholly-owned subsidiaries, it has entered into time charter contracts for two of its dry bulk vessels, the m/v Aliki and the m/v Leonidas P. C.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-256791) that was filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 10, 2022	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
Twitter: @Dianaship

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES TIME CHARTER CONTRACTS
FOR M/V ALIKI WITH KOCH AND M/V LEONIDAS P. C. WITH CARGILL

ATHENS, GREECE, February 10, 2022 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with Koch Shipping Pte. Ltd., Singapore, for one of its Capesize dry bulk vessels, the m/v Aliki. The gross charter rate is US$24,500 per day, minus a 5% commission paid to third parties, for a period until minimum February 1, 2023 up to maximum April 15, 2023. The charter is expected to commence on February 19, 2022. The m/v Aliki is currently chartered, as previously announced, to Solebay Shipping Cape Company Limited, Hong Kong, at a gross charter rate of US$20,500 per day, minus a 5% commission paid to third parties.

The “Aliki” is a 180,235 dwt Capesize dry bulk vessel built in 2005.

The Company also announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with Cargill International S.A., Geneva, for one of its Kamsarmax dry bulk vessels, “Magnolia” (to be renamed “Leonidas P. C.”). The gross charter rate is US$24,500 per day, minus a 4.75% commission paid to third parties, for a period until minimum March 1, 2023 up to maximum April 30, 2023. The charter is expected to commence upon delivery of the vessel to the Company.

As previously announced on July 16, 2021, the m/v Leonidas P. C. is a 2011 built Kamsarmax dry bulk vessel of 82,165 dwt that the Company entered into an agreement to purchase in July 2021. The vessel is now expected to be delivered to the Company by the sellers by mid-February 2022.

The employments of “Aliki” and “Leonidas P. C.” are anticipated to generate approximately US$17.49 million of gross revenue for the minimum scheduled period of the time charters.

Excluding the m/v Leonidas P. C., as well as the one new-building Capesize dry bulk vessel expected to be delivered to the Company by the end of the first quarter of 2022, Diana Shipping Inc.’s fleet currently consists of 33 dry bulk vessels (4 Newcastlemax, 11 Capesize, 5 Post-Panamax, 5 Kamsarmax and 8 Panamax). As of today, the combined carrying capacity of the Company’s fleet, excluding the two vessels not yet delivered, is approximately 4.3 million dwt with a weighted average age of 11.19 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company’s website, www.dianashippinginc.com. Information contained on the Company’s website does not constitute a part of this press release.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.